23003238

...Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
AUG 10 2023
Washington, DC

SEC FILE NUMBER
8-67303

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07-01-2022 (MM/DD/YY) AND ENDING 06-30-23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JCP Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Spectrum Center Drive, Suite 460
(No. and Street)

Irvine	CA	92618
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen R Perry	949-769-3323	sperry@janescapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

1999 Avenue of the Stars #1100	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMD

OATH OR AFFIRMATION

I, Stephen R Perry, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JCP Securities, Inc., as of June 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO/CCO/CFO

A-Hamid Amini
Notary Public

CERTIFICATE ATTACHED

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: SIPC

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }
County of Orange }

On 08/03/2023 before me, A-Hamid Amini Notary Public,
Date — Here Insert Name and Title of the Officer

personally appeared Stephen R. Perry
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

A-HAMID AMINI
Notary Public - California
Orange County
Commission # 2421387
My Comm. Expires Oct 15, 2026

Place Notary Seal and/or Stamp Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________________
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Anul Report

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

Capacity(ies) Claimed by Signer(s)

Signer's Name:	Signer's Name:
☐ Corporate Officer – Title(s):	☐ Corporate Officer – Title(s):
☐ Partner – ☐ Limited ☐ General	☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian of Conservator	☐ Trustee ☐ Guardian of Conservator
☐ Other:	☐ Other:
Signer is Representing:	Signer is Representing:

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and the Stockholders of JCP Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JCP Securities, Inc. (the "Company") as of June 30, 2023, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA

We have served as the Company's auditor since 2022.
Century City, California
August 4, 2023

JCP Securities, Inc.
Statement of Financial Condition
June 30, 2023

Assets

Cash	$	633,014
Account receivable		47,500
Other assets		15,741
Total assets	$	696,255

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	42,073
Liabilities subordinated to the claims of general creditors		335,208
Total liabilities		377,281

Stockholders' Equity

Common stock, no par value, 1,000,000 shares authorized, 888 shares issued and outstanding		67,500
Additional paid-in capital		370,166
Accumulated deficits		(118,692)
Total stockholders' equity		318,974
Total liabilities and stockholders' equity	$	696,255

The accompanying notes are an integral part of these financial statements.

JCP Securities, Inc.
Statement of Income
For the Year Ended June 30, 2023

Revenues	
Consulting income	$ 4,802,844
Other income	14,933
Interest income	328
Total revenues	4,818,105
Expenses	
Employee compensation and benefits	3,777,012
Insurance	1,761
Occupancy	149,327
Dues and subscriptions	64,267
Professional fees	10,837
Interest expense	11,918
Consulting services	97,814
Other operating expenses	148,988
Depreciation	16,492
Travel and entertainment	60,026
Regulatory fees	5,512
Total expenses	4,343,954
Net income (loss) before income tax provision	474,151
Income tax provision	800
Net income (loss)	$ 473,351

The accompanying notes are an integral part of these financial statements.

JCP Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2023

	Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at June 30, 2022	888	$ 67,500	$ 370,166	$ (592,043)	$ (154,377)
Net income (loss)	-	-	-	473,351	473,351
Balance at June 30, 2023	888	$ 67,500	$ 370,166	$ (118,692)	$ 318,974

The accompanying notes are an integral part of these financial statements.

JCP Securities, Inc.
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended June 30, 2023

		Total
Balance at June 30, 2022	$	398,437
Increase:		
Accrual of interest		11,771
(Decrease):		
Repayment of subordinated note		(75,000)
Balance at June 30, 2023	$	335,208

The accompanying notes are an integral part of these financial statements.

JCP Securities, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2023

Cash flow from operating activities:		
Net income (loss)		$ 473,351
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 16,492	
(Increase) decrease in assets:		
Account receivable	(9,000)	
Other assets	5,830	
Prepaid expenses	45,751	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	5,914	
Total adjustments		64,987
Net cash provided by (used in) operating activities		538,338
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Increase in liabilities subordinated to the claims of general creditors	11,771	
Repayments of liabilities subordinated to the claims of general creditors	(75,000)	
Repayments of unsubordinated interest	(12,917)	
Net cash provided by (used in) financing activities		(76,146)
Net increase (decrease) in cash		462,192
Cash at June 30, 2022		170,822
Cash at June 30, 2023		$ 633,014

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ 12,917
Income taxes	$ 800

Supplemental disclosures of non-cash transactions:

The Company recorded accrued interest on subordinated loans totaling $11,771.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

JCP Securities, Inc.(the "Company") was incorporated in the State of California on March 11, 2005.The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC).

The Company was originally formed in the State of California under the name Stephen Perry and Associates, Inc.

The Company is an investment banking firm that specializes in the aerospace and defense industry with an emphasis on mergers and acquisitions advisory services.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Furniture and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment were depreciated over their estimated useful lives ranging from five (5) to (7) years by the straight-line method.

With the consent of its stockholders, the Company has elected to be treated as an S Corporation under the Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax of $800 and a tax rate of 1.5% of net income over the minimum franchise fee of $800.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company's revenues include retainer and success fees. In each case, revenue is recognized in accordance with ASC Topic 606, Revenue from Contracts with Customers. Generally, this first involves the identification of the revenue amount, or transaction price; and its allocation among the required performance obligations; all as set forth in the terms of the engagement agreement. Revenue is recognized when earned the amount is fixed or reasonably determinable; collection is probable; and the associated performance obligations are completed. Success fees are recorded as of the closing of the transaction. Retainer fees are non-refundable and recorded once the performance obligation is met. There were no open contracts at the year ended June 30, 2023. During the year ended June 30, 2023, the Company's success fee income totaled $4,116,970 and retainer income totaled $685,875.

The Company shares its office space with its affiliate under the terms of an agreement, which is cancelable with reasonable notice. This agreement is not subject to ASC 842 under the short-term exemption. The Company records shared expenses monthly as billed.

Note 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the Subchapter S Corporation tax status, therefore no Federal income tax provision is provided. The State of California recognized Subchapter S Corporations for state tax purposes. The state imposes a 1.5% tax on the net income and a minimum Franchise Tax of $800. For the year ended June 30, 2023, the state income tax provision totaled $800.

Note 3: FURNITURE AND EQUIPMENT, NET

Furniture and equipment, net represent the Company's depreciable assets at a cost of $50,967 less accumulated depreciation of $50,967, for a net balance of $0 as of June 30, 2022.

Depreciation expense for the year ended June 30, 2023 was $16,492.

Note 4: RELATED PARTY TRANSACTIONS

The Company also has entered into a expense sharing agreement with an affiliate, related by common ownership, whereby the affiliate would provide management consulting for the Company.

The Company paid its affiliate a total of $60,000 for the year ending June 30, 2023. There were no balances due under this agreement at year end.

Note 4: RELATED PARTY TRANSACTIONS (Continued)

The Company has a month to month agreement with this affiliate for space leased by this affiliate. For the year ended June 30, 2023, the Company paid $143,718 of rent to the affiliate which is included in occupancy expense on the Statement of Income.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 5: CONTINGENCIES

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions that are financially stable.

Note 6: SUBORDINATED BORROWINGS

The Company's two subordinated loans: The initial term of the first $100,000 subordinated loan was three years. This loan automatically renews every year, unless notice of is given in writing by the lender thirteen months prior to the scheduled due date. On November 14, 2022, the Company made a pre-payment of $25,000 towards this subordinated loan bringing the balance to $0 at June 30,2023.

The initial term of the second $500,000 subordinated loan was three years. This loan automatically renews every year, unless notice of is given in writing by the lender thirteen months prior to the scheduled due date. The Company made a pre-payment of $50,000 during the prior fiscal year bringing the current fiscal year's balance to $200,000. Interest accrues annually on this loan at 5%, for $11,917, and is included in interest expense in the Statement of Income and is also subordinated to the claims of general creditors. The balance, including subordinated interest, on the remaining loan at June 30, 2023, was $335,208.

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending June 30, 2023, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2023, the Company had net capital of $590,941 which was $585,941 in excess of its required net capital of 5,000; and the Company's ratio of aggregate indebtedness ($42,073) to net capital was 0.07 to 1 which is less than the 15 to 1 maximum allowed.

Note 10: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no additional events which took place that would have a material impact on its financial statements.

Note 11: PROFIT SHARING PLAN

The Company participates in a multi-employer 401k plan provided by Professional Employment Organization. All employees, 20 years of age or older, are eligible to participate in the Plan on the date of hire. The Company may make a discretionary profit sharing contribution to the Plan at the end of each year. Employee contribution are invested immediately however profit contribution are vested over five years. For the year ended June 30, 2023, the Company contributed $82,500 to the profit sharing plan.

JCP Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to SEA Rule 15c3-1
As of June 30, 2023

Computation of net capital		
Common stock	$ 67,500	
Additional paid-in capital	370,166	
Accumulated deficits	(118,692)	
Total stockholders' equity		$ 318,974
Add: Subordinated liabilities allowable for net capital computation		335,208
Total equity qualified for net capital		654,182
Less: Non-allowable assets		
Accounts receivable	(47,500)	
Other assets	(15,741)	
Total non-allowable assets		(63,241)
Net capital		590,941
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,805	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 585,941
Aggregate indebtedness		$ 42,073
Ratio of aggregate indebtedness to net capital		0.07:1

There was no material between net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5, Part IIA report dated June 30, 2023.

See report of independent registered public accounting firm

JCP Securities, Inc.
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEA Rule 15c3-3
As of June 30, 2023

The Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are, and will remain as investment advisory services and M&A services. Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

JCP Securities, Inc.
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended June 30, 2023

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and the Stockholders of JCP Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) JCP Securities, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) JCP Securities, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") that the Company did not identify any exceptions to this assertion throughout the fiscal year ended June 30, 2023. JCP Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JCP Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
August 4, 2023

JCP Securities, Inc.
Exemption Report
For the Year Ended June 30, 2023

JCP Securities, Inc. ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) investment advisory services; and (2) M&A services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

JCP Securities, Inc.

I, Stephen R. Perry, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Title:

JCP Securities, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended June 30, 2023

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To The Board of Directors and the Stockholders of JCP Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by JCP Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating JCP Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2023. JCP Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2023, noting the Company excluded from the SIPC 7 revenues certain non-securities related revenues (Security deposit income and Bank interest income);

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on JCP Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of JCP Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DCPA

Century City, California
August 4, 2023

JCP Securities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2023

		Amount
Total assessment	$	7,223
SIPC-6 general assessment Payment made on December 22, 2022		(5,000)
SIPC-7 general assessment Payment made on July 10, 2023		(2,223)
Total assessment balance (overpayment carried forward)	$	-